EXHIBIT 99.1

Brookfield Renewable Issues $200 Million Inaugural Green Perpetual Preferred Units

All amounts in U.S. dollars unless otherwise stated

BROOKFIELD, News, Feb. 24, 2020 (GLOBE NEWSWIRE) -- Brookfield Renewable Partners L.P. (TSX: BEP.UN; NYSE: BEP) (“Brookfield Renewable”) today announced it has completed the issuance of 8,000,000 green perpetual Class A Preferred Limited Partnership Units, Series 17 (the “Series 17 Preferred Units”), for gross proceeds of $200,000,000.

Holders of the Series 17 Preferred Units will be entitled to receive a cumulative quarterly fixed distribution of 5.25% per annum. The Series 17 Preferred Units will be listed on the New York Stock Exchange under the symbol “BEP PR A.”

The Series 17 Preferred Units represent Brookfield Renewable’s inaugural green perpetual preferred unit issuance and further strengthens its position as a leading issuer of sustainable capital. In total, Brookfield Renewable has completed $2.6 billion in green financing initiatives over the last two years. In connection with this issuance, Brookfield Renewable has broadened the scope of its Green Bond Framework to include preferred securities. Brookfield Renewable intends to use the net proceeds of the offering to finance and/or refinance investments made in renewable power generation assets or businesses, and to support the development of clean energy technologies, that constitute eligible investments pursuant to the Green Bond and Preferred Securities Framework. The Green Bond and Preferred Securities Framework is available on Brookfield Renewable’s website.

Wells Fargo Securities, LLC, BofA Securities, Inc., J.P. Morgan Securities LLC and RBC Capital Markets, LLC acted as joint bookrunning managers for the public offering.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction, nor shall there be any offer or sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Brookfield Renewable Partners

Brookfield Renewable Partners operates one of the world’s largest publicly traded, pure-play renewable power platforms. Our portfolio consists of hydroelectric, wind, solar and storage facilities in North America, South America, Europe and Asia, and totals approximately 19,000 megawatts of installed capacity and an approximately 13,000 megawatt development pipeline. Brookfield Renewable’s limited partnership units are listed on the New York and Toronto stock exchanges. Further information is available at https://bep.brookfield.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Renewable is the flagship listed renewable power company of Brookfield Asset Management, a leading global alternative asset manager with over $540 billion of assets under management.

Contact information:
Media:	Investors:
Claire Holland	Robin Kooyman
Vice President - Communications	Senior Vice President – Investor Relations
(416) 369-8236	(416) 649-8172
claire.holland@brookfield.com	robin.kooyman@brookfield.com

Cautionary Statement Regarding Forward-looking Statements

Note: This news release contains forward-looking statements and information within the meaning of applicable securities laws. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements can be identified by the use of words such as “will”, “expected”, “intend”, or variations of such words and phrases. Forward-looking statements in this news release include statements regarding Brookfield Renewable’s green financing initiatives and the use of proceeds of the offering of the Series 17 Preferred Units. Although Brookfield Renewable believes that such forward-looking statements and information are based upon reasonable assumptions and expectations, no assurance is given that such expectations will prove to have been correct. The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Brookfield Renewable to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Except as required by law, Brookfield Renewable does not undertake any obligation to publicly update or revise any forward-looking statements or information, whether written or oral, whether as a result of new information, future events or otherwise.